SUB-ITEM 77I

Terms of new or amended securities

(a)	Growth, Heritage, Small Cap Growth, NT Growth, NT Vista, Select and Ultra, each a series of the Registrant (the corporation), began offering R6 Class during the period, effective 07/26/13.

Each of the funds named on the front of this statement of additional information is a series of shares issued by the corporation, and shares of each fund have equal voting rights. In addition, each series (or fund) may be divided into separate classes. Additional funds and classes may be added without a shareholder vote.

Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so investors holding more than 50% of the corporation’s (all funds’) outstanding shares may be able to elect a Board of Directors. The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder’s investment. The election of directors is determined by the votes received from all the corporation’s shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

The assets belonging to each series are held separately by the custodian and the shares of each series represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series. Within their respective series, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund, upon its liquidation or dissolution, proportionate to his or her share ownership interest in the fund.

The Board of Directors has adopted a multiple class plan pursuant to Rule 18f-3 adopted by the SEC. The plan is described in the prospectus of any fund that offers more than one class. Pursuant to such plan, the funds may issue the following classes of shares: Investor Class, Institutional Class, A Class, B Class, C Class, R Class and R6 Class. Not all funds offer all classes.

The R6 Class is generally available only to participants in employer-sponsored retirement plans where a financial intermediary provides recordkeeping services to plan participants. Because Institutional Class and R6 Class shareholders do not require the same level of shareholder and administrative services from the advisor as Investor Class shareholders, and because American Century does not pay any service, distribution or administrative fees to financial intermediaries for R6 Class shares, the advisor is able to charge these classes lower total management fees.

A fund’s R6 Class shares are generally available only through employer-sponsored retirement plans where a financial intermediary provides retirement recordkeeping services to plan participants. To be eligible, plan level or omnibus accounts must be held on the books of the fund. R6 Class shares also are available to funds of funds advised by American Century and unaffiliated funds of funds sold primarily to the employer-sponsored retirement plan market.

There is no minimum initial investment amount or subsequent investment amount for R6 Class shares, but financial intermediaries or plan recordkeepers may require plans to meet different investment minimums.

Certain group employer-sponsored retirement plans that hold a single account for all plan participants with a fund, or that are part of a retirement plan or platform offered by banks, broker-dealers, financial advisors or insurance companies, or serviced by retirement recordkeepers are eligible to purchase Investor, Institutional, A, C, R and R6 Class shares. American Century Investments does not impose minimum initial investment amount, plan size or participant number requirements by class for employer-sponsored retirement plans; however, financial intermediaries or plan recordkeepers may require plans to meet different requirements.

R6 Class shares are not available to retail accounts, traditional or Roth IRAs, SEP IRAs, SIMPLE IRAs, SARSEPs or Coverdell education savings accounts.

You may exchange shares of a fund for shares of the same class of another American Century Investments fund without a sales charge if you meet the following criteria:

•	The exchange is for a minimum of $100
•	For an exchange that opens a new account, the amount of the exchange must meet or exceed the minimum account size requirement for the fund receiving the exchange

You may move your investment between share classes (within the same fund or between different funds) in certain circumstances deemed appropriate by American Century Investments. You also may move investments held in certain accounts to a different type of account if you meet certain criteria. Please contact your financial professional for more information about moving between share classes or account types.

Each fund may be purchased by participants in employer-sponsored retirement plans or through financial intermediaries that provide various administrative and distribution services.

Financial intermediaries include banks, broker-dealers, insurance companies, plan sponsors and financial professionals.

Your ability to purchase, exchange, redeem and transfer shares will be affected by the policies of the financial intermediary through which you do business. Some policy differences may include

•	minimum investment requirements
•	exchange policies
•	fund choices
•	cutoff time for investments
•	trading restrictions

In addition, your financial intermediary may charge a transaction fee for the purchase or sale of fund shares. Those charges are retained by the financial intermediary and are not shared with American Century Investments or the fund. Please contact your financial intermediary or plan sponsor for a complete description of its policies. Copies of the fund’s annual report, semiannual report and statement of additional information are available from your financial intermediary or plan sponsor.

Each fund has authorized certain financial intermediaries to accept orders on the fund’s behalf. American Century Investments has selling agreements with these financial intermediaries requiring them to track the time investment orders are received and to comply with procedures relating to the transmission of orders. Orders must be received by the financial intermediary on the fund’s behalf before the time the net asset value is determined in order to receive that day’s share price. If those orders are transmitted to American Century Investments and paid for in accordance with the selling agreement, they will be priced at the net asset value next determined after your request is received in the form required by the financial intermediary.

Generally, once your account is established, any registered owner (including those on jointly owned accounts) or any trustee (including those on trust accounts with multiple trustees), or any authorized signer on business accounts with multiple authorized signers, may transact business by any of the methods described below. American Century reserves the right to require all owners or trustees or authorized signers to act together, at our discretion.

Your redemption proceeds will be calculated using the net asset value (NAV) next determined after we receive your transaction request in good order.

However, we reserve the right to delay delivery of redemption proceeds up to seven days. For example, each time you make an investment with American Century Investments, there is a seven-day holding period before we will release redemption proceeds from those shares, unless you provide us with satisfactory proof that your purchase funds have cleared. Investments by wire generally require only a one-day holding period. If you change your address, we may require that any redemption request made within seven days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If you change your bank information, we may impose a seven-day holding period before we will transfer or wire redemption proceeds to your bank. Please remember, if you request redemptions by wire, $10 will be deducted from the amount redeemed. Your bank also may charge a fee.

In addition, we reserve the right to honor certain redemptions with securities, rather than cash, as described below.

If, during any 90-day period, you redeem fund shares worth more than $250,000 (or 1% of the value of a fund’s assets if that amount is less than $250,000), we reserve the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The portfolio managers would select these securities from the fund’s portfolio.

We will value these securities in the same manner as we do in computing the fund’s net asset value. We may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, you may have to pay brokerage or other transaction costs to convert the securities to cash.

If your redemption would exceed this limit and you would like to avoid being paid in securities, please provide us with an unconditional instruction to redeem at least 15 days prior to the date on which the redemption transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on a fund and its remaining investors.

If your account balance falls below the minimum initial investment amount for any reason, American Century Investments reserves the right to redeem the shares in the account and send the proceeds to your address of record. Prior to doing so, we will notify you and give you 60 days to meet the minimum. Please note that shares redeemed in this manner may be subject to a sales charge if held less than the applicable time period. You also may incur tax liability as a result of the redemption.

A signature guarantee — which is different from a notarized signature — is a warranty that the signature presented is genuine. We may require a signature guarantee for the following transactions.

–	Your redemption or distribution check or automatic redemption is made payable to someone other than the account owners.
–	Your redemption proceeds or distribution amount is sent by EFT (ACH or wire) to a destination other than your personal bank account.
–	You are transferring ownership of an account over $100,000.
–	You change your address and request a redemption over $100,000 within seven days.

We reserve the right to require a signature guarantee for other transactions, or we may employ other security measures, such as signature comparison, at our discretion.

Transaction instructions are irrevocable. That means that once you have mailed or otherwise transmitted your transaction instruction, you may not modify or cancel it. Each fund reserves the right to suspend the offering of shares for a period of time and to reject any specific investment (including a purchase by exchange). Additionally, we may refuse a purchase if, in our judgment, it is of a size that would disrupt the management of a fund.

Because of the potentially harmful effects of abusive trading practices, the funds’ Board of Directors has approved American Century Investments’ abusive trading policies and procedures, which are designed to reduce the frequency and effect of these activities in our funds. These policies and procedures include monitoring trading activity, imposing trading restrictions on certain accounts, imposing redemption fees on certain funds, and using fair value pricing when current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, they cannot eliminate the possibility that such activity will occur. American Century Investments seeks to exercise its judgment in implementing these tools to the best of its ability in a manner that it believes is consistent with shareholder interests.

Currently, for shares held directly with American Century Investments, we may deem the sale of all or a substantial portion of a shareholder’s purchase of fund shares to be abusive if the sale is made

•	within seven days of the purchase, or
•	within 30 days of the purchase, if it happens more than once per year.

To the extent practicable, we try to use the same approach for defining abusive trading for shares held through financial intermediaries. American Century Investments reserves the right, in its sole discretion, to identify other trading practices as abusive and to modify its monitoring and other practices as necessary to deal with novel or unique abusive trading practices.

American Century Investments and its affiliated companies use procedures reasonably designed to confirm that telephone, electronic and other instructions are genuine. These procedures include recording telephone calls, requesting personalized security codes or other information, and sending confirmation of transactions. If we follow these procedures, we are not responsible for any losses that may occur due to unauthorized instructions. For transactions conducted over the Internet, we recommend the use of a secure Internet browser. In addition, you should verify the accuracy of your confirmation statements immediately after you receive them.

We reserve the right to change any stated investment requirement, including those that relate to purchases, exchanges and redemptions. We also may alter, add or discontinue any service or privilege. Changes may affect all investors or only those in certain classes or groups. In addition, from time to time we may waive a policy on a case-by-case basis, as the advisor deems appropriate.

American Century Investments will price the fund shares you purchase, exchange or redeem based on the net asset value (NAV) next determined after your order is received in good order by the fund’s transfer agent, or other financial intermediary with the authority to accept orders on the fund’s behalf. We determine the NAV of a fund as of the close of regular trading (usually 4 p.m. Eastern time) on the New York Stock Exchange (NYSE) on each day the NYSE is open. On days when the NYSE is closed (including certain U.S. national holidays), we do not calculate the NAV.

The net asset value, or NAV, of each class of a fund is the current value of the fund’s assets attributable to the class, minus any liabilities, divided by the number of shares of the class outstanding.

Federal tax laws require the fund to make distributions to its shareholders in order to qualify as a regulated investment company. Qualification as a regulated investment company means the fund should not be subject to state or federal income tax on amounts distributed. The distributions generally consist of dividends and interest received by the fund, as well as capital gains realized by the fund on the sale of its investment securities. The fund generally pays distributions from net income and capital gains, if any, once a year in December. The fund may make more frequent distributions, if necessary, to comply with Internal Revenue Code provisions.

Capital gains are increases in the values of capital assets, such as stock, from the time the assets are purchased.

You will participate in fund distributions when they are declared, starting the next business day after your purchase is effective. For example, if you purchase shares on a day that a distribution is declared, you will not receive that distribution. If you redeem shares, you will receive any distribution declared on the day you redeem. If you redeem all shares, we will include any distributions received with your redemption proceeds.

Generally, participants in tax-deferred retirement plans must reinvest all distributions. For investors investing through taxable accounts, we will reinvest distributions unless you elect to have dividends and/or capital gains sent to another American Century Investments account, to your bank electronically, or to your home address or to another person or address by check.

The funds offer multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.

Except as described in this paragraph, all classes of shares of the funds have identical voting, dividend, liquidation and other rights, preferences, terms and conditions. The only differences among the classes are (a) each class may be subject to different expenses specific to that class; (b) each class has a different identifying designation or name; (c) each class has exclusive voting rights with respect to matters solely affecting such class; (d) each class may have different exchange privileges; and (e) the Institutional Class may provide for conversion from that class into shares of the Investor Class of the same fund.

(b)	NT Vista was renamed NT Heritage, effective 10/11/13.

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